Mail Stop 4561

      							May 26, 2005

Via U.S. Mail and Fax (604) 871-9919
Mr. Tim Leong
Chief Financial Officer
SE Global Equities Corp.
777 West Broadway, Suite 1200
Vancouver, BC, Canada V5Z 4J7

	RE:	SE Global Equities Corp.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		Form 10-Q for the quarterly period ended March 31, 2005
		File No. 0-26347

Dear Mr. Leong:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanations as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management Discussion and Analysis, page 11

Recent Development - Term Sheet Signed with Sun Media, page 14

1. Tell us how you intend to account for the acquisition of Asia
Multi-Media Technology Services Holdings Limited. In your response, please also clarify your use of the terms "pooling" and "recapitalization". Please cite the relevant guidance in your response.

Consolidated Statements of Operations, page F-4

2. Please explain to us what direct costs represent. Also, describe to us how you concluded that a gross presentation is appropriate under EITF 99-19.

Note 3 - Loan Payable, page F-11

3. Tell us what value was assigned to the conversion feature on October 20, 2003. Also, explain to us how you accounted for the conversion feature in both 2003 and 2004.

Note 4 - Capital Stock, page F-13

4. Explain to us how the expense of $64,000 discussed in this footnote reconciles to the $181,000 on the face of the statement of operations.

Item 13. Exhibits, Financial Statement Schedules, and Reports on
Form
8-K, page 29

Exhibits, page 29

5. We note that the certificates filed as Exhibits 32.1 and 32.2 to your Form 10-KSB are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of
SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. Also, please number your exhibits in the manner prescribed by Item 601(b) of Regulation S-B.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

							Sincerely,



							Daniel L. Gordon
							Branch Chief

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Mr. Tim Leong
SE Global Equities Corp.
May 26, 2005
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